Exhibit 1

Stratus Technologies Bermuda Holdings Ltd. Cumberland House, 9th Floor One Victoria Street Hamilton HM 11, Bermuda

NEWS    —    NEWS     —    NEWS    —    NEWS    —    NEWS

Stratus Technologies Bermuda Holdings Ltd. Announces

Financial Results for Third Quarter of Fiscal 2013

Hamilton, Bermuda, January 14, 2013 - Stratus Technologies Bermuda Holdings Ltd. (together with its consolidated subsidiaries, “Stratus” or the “Company”) a global provider of uptime assurance, today announced the results for its third quarter and fiscal year-to-date period ended November 25, 2012.

For the third quarter ended November 25, 2012, total revenue was $49.0 million, a decrease of $2.7 million or 5.2% as compared to the $51.7 million in the third quarter ended November 27, 2011. Profit from operations was $8.7 million compared to $8.2 million for the same period last year. Net income was $1.1 million compared to a net loss of $4.6 million for the same period last year. Net income for the quarter-to-date period ended November 25, 2012 includes a net gain on change in fair value of embedded derivatives of $5.5 million. Net loss for the quarter-to-date period ended November 27, 2011 includes a net loss on change in fair value of embedded derivatives of $0.7 million. The Company reported Adjusted EBITDA, a non-GAAP financial measure, of $11.4 million compared to $10.8 million for the same period last year. Please refer to the reconciliation of Adjusted EBITDA to Generally Accepted Accounting Principles (“GAAP”) financial measures in the attached, unaudited “Consolidated Statements of Operations.”

For the year-to-date period ended November 25, 2012, total revenue was $154.2 million, an increase of $2.2 million or 1.4% as compared to the $152.0 million in the year-to-date period ended November 27, 2011. Profit from operations was $29.9 million compared to $24.0 million for the same period last year. Profit from operations for the year-to-date period ended November 25, 2012 and November 27, 2011 includes a net loss on extinguishment of debt of $0.9 million and $1.2 million, respectively. Profit from operations for the year-to-date period ended November 25, 2012 and November 27, 2011 also includes a net gain on change in fair value of embedded derivatives of $4.7 million and a net loss on change in fair value of embedded derivatives $2.4 million, respectively. The net loss was $6.4 million compared to $16.8 million for the same period last year. The Company reported Adjusted EBITDA, a non-GAAP financial measure, of $37.9 million compared to $32.2 million for the same period last year. Please refer to the reconciliation of Adjusted EBITDA to GAAP financial measures in the attached, unaudited “Consolidated Statements of Operations.”

Third Quarter Results Conference Call

A conference call to review third quarter financial results will be held today, January 14, 2013 at 1:30 p.m. Eastern Time and may be accessed by calling 1-877-941-8609 (U.S. only) or 1-480-629-9692 with a conference ID of 4589483. A recording of this conference call will be available at 1-800-406-7325 (U.S. only) or 1-303-590-3030 with a conference ID of 4589483 for 30 days.

About Stratus

Stratus delivers uptime assurance for the applications its customers depend on most for their success. With its resilient software and hardware technologies, together with proactive availability monitoring and management, Stratus products help to save lives and to protect the business and reputations of companies, institutions, and governments the world over. To learn more about worry-free computing, visit www.stratus.com.

Forward-Looking Statements: This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties include, but are not limited to: the continued acceptance of the Company’s products by the market; the Company’s ability to enter into new service agreements and to retain customers under existing service contracts; the Company’s ability to source quality components and key technologies without interruption and at acceptable prices; the Company’s ability to comply with certain covenants in the governing documents for the Company’s credit facilities and other debt instruments; the Company’s ability to refinance indebtedness when required; the Company’s reliance on sole source manufacturers and suppliers; the presence of existing competitors and the emergence of new competitors; the Company’s financial condition and liquidity and the Company’s leverage and debt service obligations; economic conditions globally and in the Company’s most important markets; developments in the fault-tolerant and high-availability server markets; claims by third parties that the Company infringes upon their intellectual property rights; the Company’s success in adequately protecting its intellectual property rights; the Company’s success in maintaining efficient manufacturing and logistics operations; the Company’s ability to recruit, retain and develop appropriately skilled employees; exposure for systems and service failures; fluctuations in foreign currency exchange rates; fluctuations in interest rates; current risks of terrorist activity and acts of war; the impact of changing tax laws; the impact of changes in policies, laws, regulations or practices of foreign governments on the Company’s international operations; and the impact of natural or man-made disasters. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no duty to further update such forward-looking statements.

# # #

Investor Relations Contact

Robert C. Laufer

Senior Vice President, CFO

Stratus Technologies

978-461-7343

bob.laufer@stratus.com

© 2013 Stratus Technologies Bermuda Ltd. All rights reserved.

Stratus® is a trademark or registered trademark of ours. All other trade names, service marks and trademarks appearing in this annual report are the property of their respective holders. Our use or display of other parties’ trade names, service marks or trademarks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name, service mark or trademark owners.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (Unaudited)

	November 25, 2012	February 26, 2012
	(Dollars in thousands, except per share data)
ASSETS

Current assets:
Cash and cash equivalents	$15,966	$27,510
Accounts receivable, net of allowance for doubtful accounts of $177 and $160, respectively	31,955	37,066
Inventory	7,188	7,884
Deferred income taxes	1,577	1,613
Prepaid expenses and other current assets	4,213	4,454

Total current assets	60,899	78,527

Property and equipment, net	10,718	10,490
Intangible assets, net	7,416	3,024
Goodwill	13,051	9,591
Deferred income taxes	10,850	11,484
Deferred financing fees	7,065	9,216
Other assets	2,045	2,810

Total assets	$112,044	$125,142

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND REDEEMABLE ORDINARY STOCK, AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$5,000	$5,000
Accounts payable	7,334	7,853
Accrued expenses	12,391	12,829
Accrued interest	3,191	9,608
Income taxes payable	405	103
Deferred income taxes	1,077	1,075
Deferred revenue	32,323	35,428

Total current liabilities	61,721	71,896

Long-term debt, net of discount	268,868	260,405
Embedded derivatives	20,336	25,884
Long-term deferred income taxes	232	232
Deferred revenue and other long-term liabilities	16,943	15,847

Total liabilities	368,100	374,264

Redeemable convertible preferred stock and redeemable ordinary stock:
Series A: 7,000 shares authorized; 6,561 shares issued and outstanding at November 25, 2012 and February 26, 2012	115,740	109,189
Series B: 20,524 shares authorized; 3,532 issued and outstanding at November 25, 2012 and February 26, 2012	62,303	58,776
Right to shares of Series B redeemable convertible preferred stock	5,518	5,518
Ordinary shares subject to puts, 787 shares issued and outstanding at November 25, 2012 and February 26, 2012	1,181	1,181

Total redeemable convertible preferred stock and redeemable ordinary stock	184,742	174,664

Stockholders’ deficit:
Ordinary stock, $0.5801 par value, 181,003 shares authorized; 28,025 shares issued and outstanding at November 25, 2012 and February 26, 2012	16,257	16,257
Series A ordinary stock: $0.5801 par value, 7,678 shares authorized; 0 shares issued and outstanding at November 25, 2012 and February 26, 2012	—	—
Series B ordinary stock: $0.5801 par value, 90,115 shares authorized; 15,512 shares issued and outstanding at November 25, 2012 and February 26, 2012	8,998	8,998
Additional paid-in-capital	—	—
Accumulated deficit	(466,652)	(450,306)
Accumulated other comprehensive gain	599	1,265

Total stockholders’ deficit	(440,798)	(423,786)

Total liabilities, redeemable convertible preferred stock and redeemable ordinary stock, and stockholders’ deficit	$112,044	$125,142

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	13 Weeks Ended
	November 25, 2012	November 27, 2011
	(Dollars in thousands)
REVENUE
Product	$15,627	$18,203
Service	33,417	33,530

Total revenue	49,044	51,733

COST OF REVENUE
Product	6,566	9,138
Service	13,394	14,103

Total cost of revenue	19,960	23,241

Gross profit	29,084	28,492

OPERATING EXPENSES
Research and development	6,162	6,780
Sales and marketing	8,253	8,138
General and administrative	5,583	4,882
Restructuring charges	110	175
Management fees	300	300

Total operating expenses	20,408	20,275

Profit from operations	8,676	8,217
Interest income	7	6
Interest (expense)	(12,486)	(12,047)
Gain (loss) on change in fair value of embedded derivatives	5,493	(721)
Other (expense) income, net	(121)	527

Income (loss) before income taxes	1,569	(4,018)
Income taxes	429	604
Net income (loss)	$1,140	($4,622)

EBITDA TABLE:
Net income (loss)	$1,140	$(4,622)
Add:
Interest expense, net	12,479	12,041
Income taxes	429	604
Depreciation and amortization	1,855	1,873

EBITDA (1)	$15,903	$9,896

Add (deduct):
Restructuring (a)	110	175
Stock-based compensation expense (b)	58	77
Management fees ©	300	300
Reserves (d)	295	101
(Gain) loss on net change in fair value for embedded derivatives (f)	(5,493)	721
Other expense, net (g)	242	(498)

Total adjustments	(4,488)	876

Adjusted EBITDA (1)	$11,415	$10,772

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	39 Weeks Ended
	November 25, 2012	November 27, 2011
	(Dollars in thousands)
REVENUE
Product	$55,023	$52,439
Service	99,134	99,563

Total revenue	154,157	152,002

COST OF REVENUE
Product	22,320	24,261
Service	41,670	42,343

Total cost of revenue	63,990	66,604

Gross profit	90,167	85,398

OPERATING EXPENSES
Research and development	18,985	21,056
Sales and marketing	24,221	23,383
General and administrative	15,999	15,882
Restructuring charges	187	175
Management fees	900	900

Total operating expenses	60,292	61,396

Profit from operations	29,875	24,002
Interest income	17	17
Interest (expense)	(37,412)	(36,201)
Loss on extinguishment of debt	(939)	(1,222)
Gain (loss) on change in fair value of embedded derivatives	4,668	(2,384)
Other (expense) income, net	(506)	175

Loss before income taxes	(4,297)	(15,613)
Income taxes	2,131	1,229

Net loss	$(6,428)	$(16,842)

EBITDA TABLE:
Net loss	$(6,428)	$(16,842)
Add:
Interest expense, net	37,395	36,184
Income taxes	2,131	1,229
Depreciation and amortization	5,281	5,790

EBITDA (1)	$38,379	$26,361

Add (deduct):
Restructuring (a)	187	175
Stock-based compensation expense (b)	160	251
Management fees ©	900	900
Reserves (d)	490	540
Loss on extinguishment of debt (e)	939	1,222
(Gain) loss on net change in fair value for embedded derivatives (f)	(4,668)	2,384
Other expense, net (g)	1,526	387

Total adjustments	(466)	5,859

Adjusted EBITDA (1)	$37,913	$32,220

1)	EBITDA represents income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition to other applications, EBITDA is used by us and others in our industry to evaluate and price potential acquisition candidates.

Adjusted EBITDA represents EBITDA with certain additional adjustments, as calculated pursuant to the requirements of the interest maintenance covenant under our Revolving Credit Facility. We present Adjusted EBITDA because we believe that it allows investors to assess our ability to meet the interest maintenance covenant under our Revolving Credit Facility.

Our management also uses Adjusted EBITDA internally as a basis upon which to assess our operating performance, and Adjusted EBITDA is also a factor in the evaluation of the performance of our management in determining compensation. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under Generally Accepted Accounting Principles (“GAAP’). Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally, as described above.

a)	In order to better align expenses with anticipated revenues, we implemented restructuring programs in prior years. These programs were designed to streamline our business model and centralize certain functions. The expense for the quarter-to-date fiscal period ended November 25, 2012 reflects changes to prior estimates of these liabilities as well as restructuring charges of $0.1 million related to severance and fringe benefits.

As a result of a change of approach in the utilization of marketing and customer service resources, on November 21, 2011, we implemented a restructuring program in order to align its resources to meet its objectives. The restructuring program consisted of a reduction of workforce of 3 marketing professionals and one customer service professional. We recorded a charge of $0.2 million related to severance and fringe benefits.

See Note 4 of these unaudited interim financial statements.

b)	In the quarter-to-date and year-to-date fiscal periods ended November 25, 2012 and November 27, 2011, we recorded non-cash stock-based compensation expense charges related to share-based awards to employees.

c)	On April 30, 2010 we entered into a four year advisory and strategic planning agreement with an investment banking firm. The yearly fee is $0.5 million.

On October 1, 2005, we entered into an Agreement for Management, Advisory, Strategic Planning and Consulting Services with Investcorp International, Inc., an affiliate of the Investcorp Group, and MidOcean US Advisor, LP, an affiliate of MidOcean, for an aggregate yearly fee of $0.7 million which renews on an annual basis. The payment of the yearly fee is restricted in the Senior Secured Notes and in the Second Lien Credit Facility until these credit facilities are paid in full.

The long-term accrued liability related to this yearly fee totaled $3.6 million and $3.1 million at November 25, 2012 and February 26, 2012, respectively.

d)	In the quarter-to-date and year-to-date fiscal periods ended November 25, 2012 and November 27, 2011, we recorded non-cash inventory write-downs.

e)	In the year-to-date fiscal periods ended November 25, 2012 and November 27, 2011 we recorded a loss on extinguishment of debt related to the Excess Cash Flow (“ECF”) payment in the fiscal second quarter 2013 and 2012, related to the Senior Secured Notes. The loss in each period is due to a premium, the write-off of a pro rata portion of deferred financing fees along with debt discount and related fees offset by the reduction in the value ascribed to the ECF embedded derivative liability. See Note 6 of these unaudited consolidated financial statements.

f)	In the quarter-to-date and year-to-date fiscal periods ended November 25, 2012, we recorded a gain due to the change in fair value of the embedded derivatives related to the Senior Secured Notes. In the quarter-to-date and year-to-date fiscal periods ended November 27, 2011, we recorded a loss due to the change in fair value of the embedded derivatives related to the Senior Secured Notes.

g)	In the quarter-to-date fiscal period ended November 25, 2012, we recorded other expense, net of $0.2 million, primarily consisting of $0.1 million of bank fees and $0.1 million of miscellaneous and non-recurring charges.

In the year-to-date fiscal period ended November 25, 2012, we recorded other expense, net of $1.5 million, primarily consisting of $1.1 million of miscellaneous and non-recurring charges and $0.4 of million bank fees.

In the quarter-to-date fiscal period ended November 27, 2011, we recorded other income, net of $0.5 million, primarily consisting of $0.6 million of net foreign currency gains partially offset by $0.1 million of bank fees.

In the year-to-date fiscal period ended November 27, 2011 we recorded other expense, net of $0.4 million, primarily consisting of $0.2 million of miscellaneous and non-recurring charges, $0.3 million of public filing registration costs and $0.4 million of bank fees partially offset by $0.5 million of net foreign currency gains.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	39 weeks ended
	November 25, 2012	November 27, 2011
	(Dollars in thousands)
OPERATING ACTIVITIES
Cash flows from operating activities:
Net loss	$(6,428)	$(16,842)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,281	5,790
Amortization of deferred financing costs and debt discount	8,704	7,791
Stock-based compensation	160	251
Provision for doubtful accounts	(39)	179
Inventory provision	490	540
Loss on extinguishment of debt	939	1,222
Premium on excess cash flow payment	(999)	(999)
Gain on change in fair value of embedded derivatives	(4,668)	2,384
Loss on sale of asset	31	—
Loss on retirement of property and equipment	84	127
Interest payable-in-kind	6,385	5,836
Changes in assets and liabilities
Accounts receivable	5,755	1,692
Inventory	(418)	(1,014)
Prepaid expenses and other current assets	317	(249)
Accounts payable	(592)	1,071
Accrued expenses	(450)	(595)
Accrued interest	(6,417)	(6,462)
Income taxes payable	441	(178)
Deferred revenue	(5,295)	(2,632)
Other long-term assets and liabilities	2,364	431

Net cash provided by (used in) operating activities	5,645	(1,657)

INVESTING ACTIVITIES
Cash flows used in investing activities:
Acquisition of property and equipment	(4,872)	(2,466)
Acquisition of business, net of cash acquired of $34	(6,821)	—
Other long-term assets	(100)	(45)

Net cash used in investing activities	(11,793)	(2,511)

FINANCING ACTIVITIES
Cash flows used in financing activities:
Payments on long-term debt	(4,995)	(4,997)
Payment of debt and equity issuance fees	—	(308)

Net cash used in financing activities	(4,995)	(5,305)

Effect of exchange rate changes on cash	(401)	(57)

Net decrease in cash and cash equivalents	(11,544)	(9,530)
Cash and cash equivalents at beginning of period	27,510	28,100

Cash and cash equivalents at end of period	$15,966	$18,570